Exhibit 1.01

Shiloh Industries, Inc.

Conflict Minerals Report

Shiloh Industries, Inc. (“Shiloh”, the “Company”, “we” or “us”) is a leading global supplier of lightweighting and noise, vibration and harshness (NVH) solutions to the automotive, commercial vehicle and other industrial markets. The Company offers one of the broadest portfolios of lightweighting solutions in the automotive, commercial vehicle and industrial industries, capable of delivering solutions in steel, steel alloys, aluminum and magnesium. Shiloh delivers these solutions through design, engineering and manufacturing of first operation blanks, engineered welded blanks, complex stampings, modular assemblies and highly engineered aluminum and magnesium die casting and machined components, which serve the automotive, commercial vehicle and other industrial sectors of original equipment manufacturers (“OEMs”) and, as a Tier II supplier, to Tier I automotive part manufacturers who in turn supply OEMs. Additionally, the Company provides a variety of intermediate steel processing services, such as oiling, leveling, cutting-to-length, multi-blanking, slitting, edge trimming of hot and cold-rolled steel coils and inventory control services for automotive and steel industry customers. The Company has locations in Asia, Europe and North America.

Definitions:

For purposes of this report, the following definition applies:

•

“3TG” means cassiterite, columbite-tantalite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten, and any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of Congo or an adjoining country.

Part I. Reasonable Country of Origin Inquiry and Due Diligence

Management Systems

As described above, Shiloh has adopted a Conflict Minerals Policy for its suppliers, which is posted at www.shiloh.com.

Reasonable Country of Origin Inquiry

We do not have a direct supply relationship with any 3TG smelters or refiners; therefore, we fully rely on our suppliers for the information regarding the 3TG minerals. We have requested our North American and European direct suppliers to investigate and report on the source of 3TG used in our products and encouraged them to do the same to their suppliers. Suppliers and their sub-suppliers were requested to submit audit findings with full disclosure and to report to Shiloh annually the source or smelter from which their materials have originated. In addition, we engaged in focused follow-up with direct suppliers who provided incomplete declarations or no declaration at all and reviewed submitted declarations and followed up with direct suppliers whose templates did not meet Shiloh’s expectations.

Due Diligence Design and Measures Performed

In addition to our reasonable country of origin inquiry, we have exercised due diligence on the source of 3TG used in our products. Our due diligence measures have been designed to conform, in all material respects, with the framework in the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”) and the related supplements for 3TG.

We continued the following due diligence measures:

•	An internal team implements our 3TG due diligence procedures and measures.
•	The preferred method of submittal is currently the format adopted by the Electronics Industry Citizenship Coalition (EICC) and Global e-Sustainability Initiative (GeSI), the EICC/GeSi form.

Independent Third-Party Audit of Smelter’s Due Diligence

We do not have a direct relationship with any 3TG smelters or refiners, and therefore do not perform or direct audits of these entities within our supply chain. We rely on information provided to us from suppliers to Shiloh and their sub-suppliers.

Risk Mitigation/Future Due Diligence Measures

Shiloh will continue its due diligence by requesting that its suppliers provide audit findings annually. Shiloh will encourage work further down the supply chain to confirm the identities and certifications of indirect suppliers and smelters of 3TG used in our products. During 2018, we continued to engage and educate direct suppliers to improve the completeness and accuracy of information provided to us and will continue to do so in 2019.

Report Annually on Supply Chain Due Diligence

Shiloh will report annually the status of Conflict Minerals sourcing, and our reports will be available on our website at https://shiloh.com/investors/reports-and-filings/.

Part II. Due Diligence Results

Request for Information

We conducted a survey of our direct suppliers using the template developed by the Electronic Industry Citizenship Coalition® (“EICC”) and the Global e-Sustainability Initiative (“GeSI”), known as the Conflict Mineral Reporting Template (the “CMRT Template”). The CMRT Template was developed to facilitate disclosure and communication of the information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-minerals policy, engagement with its direct suppliers, and a listing of the smelters used by the company and its suppliers. In addition, the template contains questions about the origin of conflict minerals used in the supplier’s products, as well as the supplier’s own due diligence efforts. Written instructions and recorded training illustrating the use of the tool is available on EICC’s website. The CMRT Template is being used by many companies in their due diligence processes related to Conflict Minerals.

Survey Responses

In 2018, Shiloh solicited 3TG declarations from all North American and European direct material suppliers. Based, in part, on the declarations received and accepted to date for 2018 and, in part, on management’s assessments and further diligence efforts, we believe that 3TG from covered countries is not incorporated into the products supplied by nearly 98% of Shiloh’s suppliers in North America and Europe.

Efforts to Determine Mine or Location of Origin

Through our participation in AIAG Conflict Minerals Work Group, the OECD implementation program, and requesting our suppliers to complete the CMRT Template, we have determined that seeking information about 3TG smelters and refiners in our supply chain directly from first tier suppliers represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG, if any, in our supply chain.

Smelters or Refiners

As part of Shiloh’s due diligence in reviewing 3TG declarations from Shiloh’s suppliers, the name and location of the smelters referenced in the declarations are reviewed. Based on declarations received and accepted to date, 100% of the smelters identified are listed on the CFS or EICC-GeSI smelter lists. Based upon the results of our due diligence, we are unable to rule out the presence of 3TG originating in the Democratic Republic of the Congo, or certain adjoining countries, or determine the origin of 3TG in our products in all cases. Accordingly, we cannot exclude the possibility that some of our purchased materials may contain 3TG which may have originated in the Democratic Republic of the Congo or certain adjoining countries.

In accordance with the OECD Guidance, this report is available on our website at https://shiloh.com/investors/reports-and-filings/.